October 26, 2023

Via Edgar Transmission

Mr. Gregory Herbers

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted September 22, 2023 CIK 1972074

Dear Mr. Herbers:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 19, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form F-1 submitted September 22, 2023

General

1.	We note from page iv that you commissioned a report from Ken Research. Please file their consent as an exhibit.

Response: We respectfully advise the Staff that we have filed a consent from Ken Research as exhibit 23.5.

2.	We note that you are a foreign private issuer offering voting securities in the United States. Please tell us how would the company determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Response: We respectfully advise the Staff that through the due diligence conducted by the Company, which included questionnaires provided to the directors, officers and 5% or greater beneficial owners of ordinary shares of the Company, the Company confirms that Mr. Man Tak Lau, who beneficially holds 74.04% of the outstanding ordinary shares of the Company and 95.03% voting power of the Company as at the date of this response, is not a U.S. resident for the purposes of satisfying the foreign private issuer definition.

Industry and Market Data, page 34

3.	You state that Ken Research Private Limited analysis shows that high inflation rates may negatively affect the major appliances market in Asia-Pacific and Western Europe. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response: We respectfully advise the Staff that we have revised the disclosures on page 34 and page 35.

Use of Proceeds, page 39

4.	Please revise the first bullet to discuss in greater detail the potential acquisitions and joint ventures.

Response: We respectfully advise the Staff that we have revised the disclosures on page 10, 39 and page 62.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 46

5.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully advise the Staff that we have revised the disclosures on page 46.

Diversified customer base, page 60

6.	Please identify the “key customers who are renowned global brand name manufacturers and OEMs.” Also reconcile the “diversified customer base” with the concentration of revenue percentages on page 17.

Response: We respectfully advise the Staff that we have revised the disclosures on page 1 and page 60.

Management, page 81

7.	Please update your disclosure to include compensation disclosure for your executive officers.

Response: We respectfully advise the Staff that we have revised the disclosures on page 87.

Board of Directors, page 84

8.	Please reconcile your disclosure here that a majority of your board will not be independent with your disclosure that you do not intend to rely on controlled company provisions you cite.

Response: We respectfully advise the Staff that the Company is in the process of appointing two additional independent directors to the board, such that a majority of the board will consist of independent directors. The Company confirms that the appointment of the two additional independent directors will be effective by the effectiveness of the Registration Statement.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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